UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 3, 2014

PROQR THERAPEUTICS N.V.

Daniel de Boer, Chief Executive Officer

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 (0)85 4 89 49 32

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 3, 2014, ProQR Therapeutics N.V. (the “Company”) announced the appointment of Smital Shah as its new Chief Financial Officer, effective immediately. Ms. Shah has a track record of management and leadership experience in the biopharmaceutical industry as well as in investment banking, with a particular focus on financial strategy and capital markets. Ms. Shah joins the Company from Gilead Sciences, Inc., where she managed its debt, cash and investment portfolios from August 2012 to September 2014. Between 2007 and 2012, Ms. Shah worked in investment banking at Leerink Partners LLC and JPMorgan Chase, where she focused on capital raising and strategic transactions in the biotechnology companies sector. Prior to this, Ms. Shah held various research and development roles at Johnson & Johnson from 2002 to 2007. Ms. Shah holds Bachelor’s and Master’s degrees in Chemical Engineering as well as a Masters of Business Administration from the University of California at Berkeley.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 3, 2014	By:	/s/ Daniel de Boer
Daniel de Boer
Chief Executive Officer